Analyst Day Muscle Shoals, AL April 6, 2022 Exhibit 99.1

Important Information Forward Looking Statements Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian invasion of Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow, NOPAT, Invested Capital, ROIC, and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. VAR, Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow, NOPAT, Invested Capital, ROIC, and Net debt are not measures made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.  We are not able to provide a reconciliation of our Adjusted EBITDA and ROIC guidance to the comparable GAAP measures because certain items that are excluded from Adjusted EBITDA and from NOPAT (which is used in the calculation of ROIC) cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Topic Presenter Start Time Introduction/ Sustainability Jean-Marc Germain CEO 8:00AM P&ARP Peter Basten* BU President 8:40AM AS&I Philippe Hoffmann* BU President 9:05AM Break 9:30AM A&T Ingrid Joerg* BU President 9:45AM Finance Peter Matt EVP and CFO 10:10AM Q&A Jean-Marc Germain + Peter Matt 10:35AM Lunch, Plant Overview, and Plant Safety Review 11:00AM Travel to Muscle Shoals Plant 12:30PM Plant Tour 1:00PM Agenda *Includes 5-10 minutes for audience Q&A Note: All times CT

JEAN-MARC GERMAIN INTRODUCTION

Today’s Key Messages Diversified portfolio with durable, sustainability-driven secular growth trends 1 Compelling strategy with a track record of successful execution 2 Leverage closing in on 2.5x target, capital allocation priorities pivoting to growth and shareholder returns; significant opportunities ahead 3 Issuing long-term guidance of Adjusted EBITDA >€800M by 2025 and future Free Cash Flow of ~€300M; announcing our 2030 sustainability targets 4 Note: Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See Appendix for definitions of non-GAAP financial measures.

Safety is Our Top Priority Muscle Shoals, AL Best-in-class safety performance Targeting 1.5 recordable case rate by 2025 Note: Recordable Case Rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked, including contractors. *Source: European peers from European Aluminium; U.S. peers from U.S. Bureau of Labor Statistics-Aluminium. Constellium Group European (2019) U.S. (2021) Significant improvement since 2015 World-class performance for past three years Recordable Case Rate Recordable Case Rate 8.5 14.0

Potential 2022 Impacts from the Russia/Ukraine Conflict De minimis sales in Russia or the Ukraine Supplier impacts limited thus far, though monitoring situation closely Small amount of metal input (~4% from Russian suppliers); potential for lost sales, some offset from higher metal prices More meaningful exposure to Russian natural gas (like rest of Europe) Potential risk for broader demand destruction

Constellium: A Diversified Fabricator of Value Added Aluminium Products 29 Facilities €135M Free Cash Flow €6.2B Revenue ~12K Employees 25.7% Adj. EBITDA / VAR 1.6M Tons Shipped 3 Business Units 3.4x Leverage €581M Adjusted EBITDA Note: All financial and tonnage figures are for FY2021. Adjusted EBITDA, VAR, and Free Cash Flow are non-GAAP financial measures. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

A Global Leader with Three Strong, Well-Positioned Business Units Note: All revenue figures are for FY2021 Packaging & Automotive Rolled Products €3.7B Revenue Sheet products Automotive Structures & Industry €1.4B Revenue Extrusions and structural products Aerospace & Transportation €1.1B Revenue Plate and sheet products

Packaging Automotive Aerospace Other Specialties CSTM % of 2021 Revenue 43% 26% 6% 25% Forecasted Aluminium Sheet/Plate Growth (CAGR) through 2025(1) 4% to 5% 11% to 15% 13% to 15% 3% to 5% Secular Growth Drivers Sustainable packaging Lightweighting, electric vehicles, safety Lightweighting Lightweighting Focused on Diversified End Markets Benefiting from Sustainability-Driven Secular Growth Trends Majority of our portfolio is tied to secular growth markets (1)Source: CRU, Ducker, Constellium analysis.

Aluminium is the Growth Catalyst Given Its Sustainable Attributes

13 Al Aluminium	=	Strong	+	Lightweight	+	Infinitely Recyclable
		▪ Despite density 1/3rd that of steel ▪ Shaped component structures as strong as steel ▪ Next generation alloys currently in development		▪ Provides a ~40% weight reduction compared to similar steel structures for increased fuel efficiency and safety ▪ Critical to range in electric vehicle evolution; requires less battery capacity for the same range		▪ Does not lose properties when recycled ▪ Recycling aluminium requires ~5% of energy required to produce primary aluminium ▪ 75% of all aluminium ever produced is still in use today ▪ Low embodied CO_2 emissions enabled by highly recyclable alloys

Aluminium's attractive characteristics are driving growth in packaging, automotive, aerospace, transportation and other markets – all core end markets for Constellium

Constellium
2022 Analyst Day
11

Substantial Opportunities for Aluminium in Packaging and Automotive

Packaging

- Consumer preference for sustainable packaging is driving secular growth opportunity
- Can makers are investing in new capacity; can sheet demand expected to grow
- Used beverage cans (UBCs) are a well-established and efficient part of the circular economy



Automotive

- Lightweighting is driving secular growth opportunity
  - Reduce emissions in ICEs
  - Extend range in BEVs
- BEVs accelerate growth opportunity
  - On average, **use 3x more** aluminium sheet and extrusions than traditional ICE vehicles
  - Aluminium has **>70% market** share in battery enclosures
- Rapidly growing recycling network


Ford F-150 Lightning
Audi e-tron GT quattro

ICE = internal combustion engine. BEV = battery electric vehicle.

Constellium
2022 Analyst Day
12

We Remain Committed to Our Business Strategy - A Critical Driver of Our Success… Our Strategic Pillars Focus on Growing in High Value-Added and Responsible Products Increase Customer Connectivity Optimize Margins and Asset Utilization Strictly Control Costs, Manage Resources Responsibly Demonstrate Capital Discipline and Increase Financial Flexibility Invest in Our People and Communities

Environmental …And to a Strong ESG Profile Safety record among the best in the industry Focused on training and development of our people External diversity target in place for senior management Compensation tied to safety, GHG, and diversity objectives Sustainability trends are accelerators for our business; Our 2030 sustainability roadmap is designed to protect our competitive advantage External targets: reduce GHG intensity, increase recycled input Broader set of internal targets: reduce landfill waste, etc. Detailed action plans support external and internal targets Social Governance Chairman / CEO role split Diverse Board: >40% women Publicly disclosed policies for EHS, Code of Conduct, Insider Trading, Human Rights, Supply Chain, e.g. Strong third-party ratings Note: The use by Constellium of any MSCI ESG Research LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Constellium by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

Digital Technologies Bring Opportunities to Enhance the Safety, Efficiency and Profitability of Our Business Results and Benefits Digital tools to enhance plant safety Predictive maintenance and machine anomaly alerts Digital mobile applications for shop floor maintenance “Digital twin” applications (i.e. battery enclosure lines and cast houses) Advanced data analytics for product quality Organization and Investments Dedicated global and local teams Digital Innovation Fund Best Practice Council Executive Committee sponsorship We are investing in digital technologies across each of our business units Digital Technology Levers IoT sensors Enhanced standardized data Advanced data analytics and A.I. Process digitization

Strong Track Record of Successful Execution Note: Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures. Disciplined Capital Expenditure Management € millions Steady Adjusted EBITDA Growth: ~8% CAGR € millions Successful Deleveraging Story Strong Free Cash Flow Generation: >€460M Since 2019 € millions Generate Strong Free Cash Flow Maintain Capital Discipline Grow Adjusted EBITDA Deleverage the Balance Sheet

Exciting Earnings Growth Opportunities on the Horizon for Constellium Foundation in place for a compelling medium-term and long-term growth story; Market demand profile dictates we begin making incremental investments now End Market Recovery 1 Harvest Prior Investments 2 Continuous Improvement 3 Incremental Growth Investments 4 Recycling Run-rate Horizon 2022 Vision ‘25 Aerospace Automotive TID Industry extrusion presses Automotive Structures Packaging Automotive Highly selective M&A

As Leverage Closes in on 2.5x, Our Capital Allocation Priorities Will Broaden Consistent Free Cash Flow Generation Future Priorities Near / Medium-Term Priorities Target leverage of 1.5x – 2.5x €75-150M annual growth capex Highly selective M&A Return capital to shareholders (dividends and share repurchases) Achieve leverage target of 2.5x Gross debt reduction Increase growth capex to ~€150M per year (~2x historical rate) through 2025 Highly selective M&A

Reduce our scope 1, 2 and 3 GHG emissions intensity by 30% in 2030 (target of 3.5 t CO2 eq/t shipped vs. 5.1 t/t in 2021) Reduce our scope 1 and 2 GHG emissions intensity by 30% in 2030 (target of 0.5 t/t vs. 0.7 t/t in 2021) Establishing Our Public Sustainability Targets Achieve a best-in-class 1.5 Recordable Case Rate (RCR) in 2025 (vs. ~2 in 2021) Increase the percentage of women in professional and management roles at Constellium to 25% in 2025 (vs ~21% in 2021) Increase our recycled aluminium input to over 750kt by 2026 (vs. 624kt in 2019) Promote a Circular Economy Provide a Safe and Diverse Environment Reduce GHG Emissions Intensity A detailed set of initiatives underpins each target; Fully committed to achieving targets

Establishing Our Long-Term Financial Guidance Adjusted EBITDA of €600M to €620M Free Cash Flow > €150M Adjusted EBITDA > €800M 2022 2025 Note: Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See Appendix for definitions of non-GAAP financial measures.

Today’s Presenters PETER BASTEN PRESIDENT, PACKAGING & AUTOMOTIVE ROLLED PRODUCTS INGRID JOERG PRESIDENT, AEROSPACE & TRANSPORTATION PETER MATT EVP & CHIEF FINANCIAL OFFICER PHILIPPE HOFFMANN PRESIDENT, AUTOMOTIVE STRUCTURES & INDUSTRY

PETER BASTEN PACKAGING & AUTOMOTIVE ROLLED PRODUCTS

Beverage Cans Automotive Closures Cosmetics Foilstock P&ARP: A Global Leader in Packaging and Automotive Rolled Products Bowling Green Muscle Shoals Neuf-Brisach Singen 4 PLANTS WORLDWIDE Sheet PRODUCTS 1.1MT SHIPMENTS €3.7B REVENUE €344M ADJUSTED EBITDA 3,900 EMPLOYEES 2021 Figures Note: Adjusted EBITDA is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

Strong Results on Successful Ramp-Up of NA Operations; Significant Growth Opportunities on Both Sides of the Atlantic Strategic Priorities Grow our recycling and casting footprint Execute Neuf-Brisach investment Developing solutions for Muscle Shoals and Singen Grow can sheet volumes Debottlenecking and focused investment Two major projects launched (U.S. and Europe) Strengthen sustainability credentials to further build competitive advantage Continue to build safety culture and invest in our people Summary Results Modest growth in shipments 14% Adjusted EBITDA CAGR since 2017, with record profitability in 2021 75% 21% Bowling Green not consolidated to P&ARP in 2017 and 2018 4% Note: Adjusted EBITDA is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

North America Update: Solid Execution and Strong Adjusted EBITDA Contribution North America achievements: New leadership bringing solid industry experience Built a strong safety and quality culture Enhanced maintenance and reliability; improved operational performance (uptime, recovery) Strong focus on costs and improved metal management Focus on training and recruitment Muscle Shoals is a core engine of past and future group profitability On track to achieve 2018 commitment (ex. chips impact) Substantial incremental opportunity in enhanced mill automation Bowling Green is a world-class CALP line Purchased JV partner’s interest in Jan. 2019 Adjusted EBITDA up significantly from €(48)M in 2018 to €30M in 2021 Down 68 days in 2021 due to semiconductor shortage Solid execution and strong financial performance pave the way for future investment Case Study: P&ARP North America Underpinned by Focus on Execution +25 p.p. Bowling Green Utilization % +3.5 p.p. Muscle Shoals Recovery % CAGR >25% Note: Adjusted EBITDA is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures. Bowling Green consolidated to P&ARP starting in Jan. 2019. CALP = Continuous annealing linear processing.

Market Trends Consumers and brand owners increasingly prefer aluminium cans for packaging More recyclable than plastic and glass Better marketing tool (e.g. cans as billboard) Lightweight, easy to transport Growth opportunities in other product categories (e.g. water) Can makers favoring domestic supply given logistics issues Tight can sheet supply leading to a preference for longer-term agreements (>5 years) Can Stock is Our Largest End Market and Growing at a Mid-Single-Digit Rate Can stock is recession resistant and a compelling growth driver for Constellium Source: CRU Beverage can stock market outlook (Dec 2021) ~70% of new product launches in cans in US CAGR +4%

Can Sheet Demand Growth Underwritten by Can Maker Capacity Additions

Announced New Can Plants / Lines


North America
2021
2022
2023
2024


Europe

Source: CRU Beverage can stock market outlook (Mar 2021)

- Several new can plants / lines have been announced in the U.S. and Europe (representing over €3 billion of investment)
  - ~40 billion cans or ~600kt can sheet demand
  - ~15-20% more than the existing market in 2020/21
- Substantial deficits expected in both North American and European can sheet markets

- P&ARP has a leadership position in can sheet underpinned by excellent product quality, supply chain, technical support, and recycling capabilities
- >90% of Constellium's business is already contracted through 2025 at improved terms
  - Provides excellent visibility and supports expanding margins

Constellium
2022 Analyst Day 27

Market Trends Production of light vehicles is expected to increase in both regions Share of SUVs is increasing in both regions; SUVs typically have above average aluminium content Rapid, regulatory-driven shift towards electric vehicles in both regions driving lightweighting to maximize the range Alumobility association - working with an automotive ecosystem to demonstrate the value of aluminium lightweighting to our customers ABS Underlying Demand Remains Strong, Especially for Premium Vehicles and SUVs New CALP lines are expected to be needed in Europe post-2025 Source: CRU Aluminium Rolled Product Market Outlook Nov 2021. ABS = Auto Body Sheet.

P&ARP is Well-Positioned for the EV Transition

P&ARP ABS sales are rapidly shifting towards electrified platforms where lightweighting is critical to extend range

P&ARP ABS projected sales by type of powertrain



100%
75%
50%
25%
0%
45%
72%
2021
2025E
EVs (100% electric or hybrid)
ICEs

Focus is to maximize the output and profitability of existing capacity (~300kt); further ABS capacity can be added based on customer demand

P&ARP is actively developing new products to remain a frontrunner in the EV transition

Body-in-White & Closures



ABS battery enclosures
(also possible as extruded product)



Cathode Battery Foil



Anode
Cathode

Prismatic Battery Housing



Constellium

2022 Analyst Day 29

Expanding Recycling Brings Powerful Strategic and Financial Advantages

Neuf-Brisach Recycling Investment Highlights

- Estimated capital investment of ~€130M
- Provides ~130kt of slab capacity, reducing reliance on external suppliers
- Improves margins and generates compelling returns
- Enables closed-loop recycling with automotive and packaging customers
- Increases scrap input, reduces Scope 3 emissions and overall GHG emissions intensity
- Current timeline:
  - Planning/construction 2022-2024
  - Start of production/ramp-up 2024-2025

Continuing to evaluate additional opportunities to grow recycling across P&ARP

Neuf-Brisach Recycling Slab Demand

Before Investment **After Investment**


40%
60%
24%
76%
Internal
External

Recycled Content (%)*


+20-25 p.p.
Before
After

CO_2 Footprint ($t\ CO_2$ eq. / t)*


-40-45%
Before
After

**Can stock*

Constellium
2022 Analyst Day 30

P&ARP's Roadmap for Future Growth

Growing Can Sheet in the U.S. and Europe

- Substantial opportunities to unleash capacity in both the U.S. and Europe
  - Phase 1: ~200kt in place by 2025 with investment of €175-200M
  - An additional ~140kt by 2030
- Capacity focused on debottlenecking and system upgrades
- Contracts securing Phase 1 (2025) in place
- Recycling investments to follow volume development – modest investment (beyond EU recycling center) in Phase 1

The Path Forward for P&ARP - Mt



Capacity Growth (Mt)
~1.1Mt
~200kt
~1.3Mt
~140kt
~1.5Mt
2021
Phase 1
2025
Phase 2
2030
Casting & Recycling Capacity Development (Mt)
~1.0Mt
~130kt
~1.1Mt
~150kt
~1.3Mt
2021
Phase 1
2025
Phase 2
2030

Constellium
2022 Analyst Day
31

P&ARP Takeaways 1 2 3 4 1 2 3 4 Well-positioned to benefit from powerful sustainability-driven growth trends; these trends are strengthening our competitive advantage Debottlenecking investments across the portfolio expected to create significant additional capacity to meet growing market needs Neuf-Brisach recycling investment materially strengthens our business and expected to generate attractive returns for shareholders; other recycling opportunities remain across the system Strong focus on people, costs, operational excellence and capital discipline

Q&A

PHILIPPE HOFFMANN AUTOMOTIVE STRUCTURES & INDUSTRY

Industrial Solar Other Automotive Transport Rail Building Van Buren Singen Decin Sierre Gottmadingen Brunel UTC 261KT SHIPMENTS €1.4B REVENUE €142M ADJUSTED EBITDA 19 PLANTS WORLDWIDE : Automotive Structures + Extrusions PRODUCTS 4,600 EMPLOYEES 2021 Figures AS&I: Leader in Advanced Extrusion-Based Products Note: Adjusted EBITDA is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

Solid Recovery from COVID Leading to Record Profitability in AS&I Strategic Priorities Further improve Automotive Structures return profile Fully utilize new press investments to strengthen leadership position in advanced extrusion-based products Use proprietary technology to build competitive advantage in sustainable products Rigorous cost and capital discipline Continue to build safety culture and invest in our people Summary Results Steady growth despite COVID-19 and automotive semiconductor chip shortage Record Adjusted EBITDA, Adjusted EBITDA/ton, and FCF in 2021 Note: Adjusted EBITDA, Adjusted EBITDA/ton and Free Cash Flow are non-GAAP financial measures. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

Robust Automotive Demand for Aluminium Extrusions Lightweighting is driving the value proposition Generational shift to BEVs (including battery enclosures) has a multiplier effect Vertical integration creates synergy opportunities and enables a differentiated product offering New alloy development focused on high strength, maximum recyclability and low carbon footprint World-class R&D is core to the design of flexible production lines and next generation automotive products Source: Ducker AS&I is a technology leader in automotive lightweighting and focused on highly selective growth in the sector

Auto Structures - A Strong Platform Focused on Maximizing Returns

- Fully integrating world-class R&D capabilities in nomination process
- Increasing asset modularity to maximize returns
  - Able to be used for multiple platforms
  - Extends investment horizon and enhances returns
- Optimizing plant footprints to increase efficiency
  - Better utilize space (increase sales/m^2)
  - Reduces investment requirement
- Operational Excellence system optimizes equipment and cost performance
- "Digital twins" facilitate process monitoring and predictive maintenance

Platform utilization running at ~80% due primarily to semiconductor chip shortage

Modularization in Vigo, Spain



- Produces parts for up to 3 vehicles
- Reduces capex, floor space, FTEs, and maintenance


OEE
70.3%
74.0%
2020
2021


ASNA RTO
700
600
500
400
300
200
100
0
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Note: OEE = Overall Equipment Efficiency; RTO = staff required to operate.

Constellium
2022 Analyst Day
38

Industry Delivering Strong Performance Extrusions demand expected to grow at GDP, with pockets of higher growth (i.e. rail and solar) Active portfolio optimization and operational excellence efforts have resulted in a mix of innovative, highly contributive products State-of-the-art soft and hard alloy extrusion presses and superior technical know-how Three new press investments over the past two years have resulted in 42kt of new capacity; all performing at or above expectations Automotive discipline driving cutting edge performance and new Industry applications Best in Class Operational Excellence: Benchmark Profitability: AS&I is a diversified, niche player with leading technical capabilities in the large European extrusions market Note: Adjusted EBITDA/ton is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures.

Capitalizing on World-Class R&D to Create Future Opportunities Strong Innovation Portfolio Helps Nurture Tomorrow’s Growth Dedicated AS&I R&D center at Brunel University with strong links to broader Constellium R&D team and OEM research teams Using proprietary recycling, casting, extruding, and structures knowledge to help customers solve complex problems Examples include Co-development in progress for modular battery boxes with European and North American OEMs Advanced recycling technologies including new alloys/process development with various OEMs to reduce the CO2 footprint of aluminium automotive structures and to lower costs HSA6 ® And HCA6 ® alloys expertise drives higher strength, higher recycled content and lower cost structures for automotive OEMs Modular Battery Box Development Post Consumer Scrap Recycling

AS&I is Well-Positioned with Attractive Growth Potential Deliver Profitable Growth in Automotive Structures Opportunistically Grow in Industry Capture recovery of automotive demand Continue to improve efficiency and returns Moderate growth from highly selective new project investments Complete ramp up of recent investments and debottleneck the overall system Reviewing select additional press investments (not in 2025 guidance) Increase recycling and casting capabilities (not in 2025 guidance) Volume and continuous improvement expected to drive further margin expansion 35-40kt growth opportunity by 2025; opportunities beyond with additional investment Near-term: harvesting the benefits of substantial recent investments; medium-term opportunities for incremental investment across the platform

AS&I Takeaways 1 2 3 4 1 2 3 5 4 Well-positioned to capture benefits of a near-term automotive rebound and the longer-term vehicle electrification trend Technically advanced extrusion expertise and new press investments in Industry position us to capture high margin growth on incremental tons Future recycling/casting investments can strengthen the platform Our proprietary end-to-end R&D capabilities help customers solve challenging problems to create sustainable lightweight solutions across the portfolio Strong focus on people, costs, operational excellence and capital discipline

Q&A

Analyst Day Muscle Shoals, AL April 6, 2022

INGRID JOERG AEROSPACE & TRANSPORTATION

A&T: A Global Leader in Aerospace; Solid Position in Transportation, Industry & Defense (TID) Aviation Space Defense Industry Truck / Trailer Leisure boats 206KT SHIPMENTS €1.1B REVENUE €111M ADJUSTED EBITDA Ravenswood Issoire Sierre Montreuil- Juigné Ussel 6 PLANTS WORLDWIDE(1) : Plate, Sheet, Extrusions PRODUCTS 3,400 EMPLOYEES 2021 Figures Note: Adjusted EBITDA is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures. (1)Sierre ls counted as two locations in our 2021 Form 20-F.

Aerospace Heavily Impacted by COVID-19 Pandemic, Offset by Strong Growth in TID Strategic Priorities Maintain leadership position in aerospace with a strong presence at all major OEMs Strengthen TID position through aerospace recovery, especially in North American transportation segment Develop innovative solutions allowing us and our customers to grow profitably Rigorous cost and capital discipline Continue to build safety culture and invest in our people Summary Results Adjusted EBITDA materially impacted by aerospace downturn Weakness in aerospace offset by strong growth in TID Note: Adjusted EBITDA is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

Battle-Tested by Last Two Years and Passed Diversified in 2017-2019 Aggressively cut costs to counter weak aerospace demand Took advantage of rebound in transportation and industrial markets Strong results achieved despite aerospace shipments at only 42% of 2016 level Managed COVID crisis in 2020-2021 Strengthened aerospace OEM relationships with materially improved quality and service Signed several commercial OEM contracts including 10-year contract with Airbus Invested in Ravenswood coil production Improved capabilities and capacity Gained access to new segments at higher margins Airbus Supplier Awards Best Performer (2020) Note: Adjusted EBITDA is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

  Aerospace Markets Return to Growth Market Trends Passenger traffic improving but still down approximately 50% vs. 2019(1) Recovery of domestic travel driving strong demand for single aisle aircraft, build rates increasing International travel remains low, wide body aircraft market expected to return to pre-COVID levels by 2025/26 Dynamic freight market propels new aircraft launches and conversions Supply chain challenged to manage current ramp-up Substantial leverage to a recovery in aerospace; strategy is to maintain our leadership position Source: CRU market outlook (Dec 2021) (1)IATA - Air Passenger Market Analysis: RPK Jan’22 vs. Jan’19

Why We Like Our Aerospace Business CSTM Aerospace Portfolio CSTM Aerospace Products Relative Contribution Contribution Margin per Metric Ton 3x Attractive long-term demand growth Competitive advantage - challenging to make products and difficult to replicate asset base Compelling margins - earns the best margins across our businesses Highly contracted business - 70% of our business is secured under multi-year agreements Opportunity to increase value proposition - including proprietary technology, closed loop recycling and plate pre-machining Innovative alloy portfolio and active R&D engagement with OEM’s for future platforms Note: Contribution margin is margin over variable costs.

Expecting Steady Growth in Transportation, Industry and Defense Market Trends Demand is expected to grow with GDP Diverse end markets, largely tied to transportation and capital goods Strong short-term demand profile Onshoring of supply chains U.S. and EU trade actions support domestic producers Volume growth at improved margins Diversified portfolio Active customer/mix management TID is a key lever in our diversification strategy; our goal is to maintain TID momentum through the aerospace recovery Source: CRU market outlook (Dec 2021)

TID: A Critical Piece of the Diversification Story TID End Market Breakout Main TID customers are OEMs in commercial transportation and leisure boats €30M investment in quality and capacity debottlenecking for coil products; more automation for process improvement; stronger market capabilities opening new opportunities Ability to reduce metal cost with additional recycling Case Study: Ravenswood, WV Built a leadership position in core transportation markets Substantially improved visibility and profitability 70% multi-year contracts; vs. 40% in 2018 Pursuing growth opportunities in TID Heavy truck in North America Specialty plate for technically demanding markets such as semiconductor, defense, and precision manufacturing Strong performance with substantial opportunity remaining

Significant Earnings Power; Well-Positioned to Deliver Outsized Adjusted EBITDA Growth Through 2025 Stepping stones in place to return to >€200M of Adjusted EBITDA €539 €700-800 €111M >€200M Growth Drivers Increase shipments to >275kt by 2025 with a modest level of growth investments Recovery of aerospace demand (up to 50kt) Grow TID volumes (up to 30kt) Return to historical Adjusted EBITDA / ton levels 60-80kt opportunity Note: Adjusted EBITDA is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

A&T Takeaways 1 2 3 4 1 2 3 4 Substantial earnings leverage in an aerospace recovery Aerospace demand trends remain favorable over the near, medium and long term Continue to grow the TID business Strong focus on people, costs, operational excellence and capital discipline

Q&A

PETER MATT FINANCE

Finance Priorities Drive Shareholder Value Creation 1 2 3 4 5 Rigorous  cost & capital discipline Grow topline Maintain financial flexibility Generate  free cash flow  Optimize margins and improve  returns

Introducing VAR and ROIC VAR = Revenue - Cost of metal Where: Cost of metal = cost of aluminium  + Freight out costs + Realized gains and losses from hedging + Cost of other alloying metals  + Scrap result VAR is useful because it: Reflects our sales excluding metal Eliminates the impact of metal price fluctuations Facilitates comparisons from period to period Highlights the attractive margins of the business ROIC = NOPAT(t) / Invested Capital (t-1) Where: NOPAT(t) = (Adjusted EBITDA - DA) - Tax Impact Invested Capital (t-1) = NWC (including factored receivables) + Net PP&E + Intangible Assets  ROIC is useful because it: Highlights the returns generated by the business Provides a framework to assess capital allocation Provides a roadmap for continuous improvement Value Added Revenue (VAR) Return on Invested Capital (ROIC) Note: VAR, ROIC and Adjusted EBITDA are non-GAAP financial measures. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

      Executing on Drivers of Shareholder Value Creation Growing VAR despite COVID Steady Adjusted EBITDA growth Significant margin improvement ~8% CAGR +700 bps ~3% CAGR Note: VAR and Adjusted EBITDA are non-GAAP financial measures. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

    Our Balance Sheet is an Emerging Strength Much improved balance sheet Reduced leverage No near-term debt maturities, substantial liquidity Excellent access to capital Sustainability-linked bonds align our capital structure and our ESG goals 2.5x remains our medium-term leverage target Consistent FCF profile supports long-term leverage range of 1.5x-2.5x

Well-Prepared to Face Current Cost Challenges Demonstrated ability to flex costs down during COVID and to manage their increase in recovery Cost control remains a core focus Horizon 2022 / Vision ‘25 opportunities in operating efficiency, metal optimization, energy, and fixed costs €50M+ opportunity by 2025 Price increases expected to offset inflationary pressures; most of 2022 increases New contracts set at higher prices Inflationary pass throughs / surcharges Expect some cost pressures (e.g. hardeners, labor, transportation) to moderate in 2023 and beyond

Sustainability Megatrends Will Strengthen Our Financial Performance Strong demand across most end markets Customer value proposition leading to improved contract pricing and terms Environmental targets increasing our focus on costs Focused on improving efficiency and reducing consumption Recycling investments are strategic and strengthen our earnings/return profile Demand driven growth investments 15%+ IRRs Compelling Strategic Investment Returns Growth Lower Costs -30% x ~3x (1)Source: Constellium analysis.

Near-Term We Expect to Increase Investment in Our Business

- Businesses have identified highly strategic, high return growth opportunities
  - Opportunity is now given investment lead times and current market demand
- Manageable incremental annual capital spending in 2023-2025
  - Maintenance capital spend: ~€200M
  - Growth capital spend (~2x historical rate): ~€150M
  - Total capital spend: ~€350M
- Strong FCF generation expected through the investment cycle

What Do These Investments Look Like?

Neuf-Brisach Recycling Investment

Capital Spending	€125-135M	IRR	20%+
Trade Working Capital	~10% of Capex	Payback (from 1st spend)	~8 years

Can Sheet Capacity Expansion

Capital Spending	€175-200M	IRR	20%+
Trade Working Capital	~40% of Capex	Payback (from 1st spend)	~6 years

Constellium

2022 Analyst Day 63

Confident in Our Adjusted EBITDA Guidance of Over €800M in 2025 STRUCTURAL COST REDUCTION AND OPERATIONAL IMPROVEMENTS (NET) MARKET GROWTH AND GROWTH INVESTMENTS END MARKET RECOVERY PRICING (NET) 2021 2025 Target Aerospace Automotive EU Recycling Horizon 22/ Vision ‘25: Operational Excellence Metal Initiatives Energy Fixed Cost Reduction Market Growth Growth Investments: Packaging Automotive Automotive Structures Industry TID Contractual Pricing Inflation What’s not included: + Additional CALP line - Geopolitical risks + Green premium on aluminium - Pandemic Note: Adjusted EBITDA is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

  Pivot to Growth is Increasing Our Focus on ROIC Determined to drive compelling investment returns Potential in our current operations Growth / return seeking capital opportunity Each business has substantial opportunities to improve its returns P&ARP: Debottlenecking, recycling investments, automotive recovery, cost focus AS&I: Automotive recovery, selective investments in Auto Structures and Industry, recycling and cost focus A&T: Aerospace recovery, selective TID investments, cost focus Note: ROIC is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

Strong Free Cash Flow Profile is Core to Our Plan



Free Cash Flow per Year (€M)
(Including Growth Capital Spending)
~€155
>€150
~€300
Avg. 2019-2021
2022E
Future

Powerful FCF generation profile

- Business strategy supports consistent "through the cycle" FCF generation
  - >€460 million of FCF since 2019, despite COVID
- Free Cash Flow profile supported by:
  - Durable and growing Adjusted EBITDA
  - Manageable TWC requirements (~€50M)
  - Disciplined capital spending (total ~€250M-€350M)
  - Declining cash interest costs (<€100M)
  - Existing tax attributes (cash taxes €25M-€35M)
  - Other (~€25M)
- Deleveraging remains the top near-term priority

Note: Free Cash Flow is a non-GAAP financial measure. See Appendix for definitions of non-GAAP financial measures, and for reconciliations to their most directly comparable GAAP financial measures.

Constellium
2022 Analyst Day
66

Long-Term Capital Allocation Priorities Maintain a strong balance sheet Invest in growth at attractive IRRs Return capital to shareholders Dividends and Share Repurchases #1 #2 #3 Leverage between 1.5x and 2.5x €75-150 million annual growth capex invested at >15% IRRs; highly selective M&A

CSTM is a Compelling Investment 1 2 3 4 1 2 3 4 Adjusted EBITDA of €600M to €620M Free Cash Flow > €150M Capex: ~€250-260M Cash interest: ~€100M Cash taxes: ~€20-25M Adjusted EBITDA > €800M 2022 2025 Our Financial Guidance Note: Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See Appendix for definitions of non-GAAP financial measures. Diversified portfolio with durable, sustainability-driven secular growth trends >8% Adjusted EBITDA growth CAGR through continued execution and organic investments ~€300M FCF potential; 2.5x leverage target within sight; leverage expected to continue to trend lower Capital allocation strategy and strong execution can drive ROIC meaningfully higher

Q&A

Analyst Day Muscle Shoals, AL April 6, 2022 Investor Contact Jason Hershiser +1 (443) 988 0600 investor-relations@constellium.com

APPENDIX

Non-GAAP Measures In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this presentation includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this presentation are: Value-Added Revenue, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow, Net Operating Profit after Tax, Invested Capital, Return on Invested Capital and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented hereafter. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.  Value-Added Revenue ("VAR") is defined as revenue, excluding revenue from incidental activities, minus cost of metal which includes, cost of aluminium adjusted for metal lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging. Management believes that VAR is a useful measure of our activity as it eliminates the impact of metal costs from our revenue and reflects the value-added elements of our activity. VAR eliminates the impact of metal price fluctuations which are not under our control and which we generally pass-through to our customers and facilitates comparisons from period to period. VAR is not a presentation made in accordance with IFRS and should not be considered as an alternative to revenue determined in accordance with IFRS.  Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items. Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenue. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined above, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance. Adjusted EBITDA is not a presentation made in accordance with IFRS and should not be considered as an alternative to net income determined in accordance with IFRS.

Non-GAAP Measures Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it considers both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it considers both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS.  Return on Invested Capital (“ROIC”) is defined as Net Operating Profit after Tax (“NOPAT”), a non-GAAP measure, divided by Invested Capital, a non-GAAP measure. The calculation of ROIC together with a reconciliation of NOPAT to Net Income, the most comparable IFRS measure, are presented thereafter. Management believes ROIC is useful in assessing the effectiveness of our capital allocation over time. ROIC is not calculated based on measures prepared in accordance with IFRS and should not be considered as an alternative to similar metrics calculated based on measures prepared in accordance with IFRS. Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it considers the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings determined in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA

(in millions of Euros)	Year ended December 31,						
	2021	2020	2019	2018	2017	2016	2015
Net income / (loss)	**262**	**(17)**	**64**	**190**	**(31)**	**(4)**	**(552)**
Income tax expense / (benefit)	55	(17)	18	32	80	69	(32)
Income / (loss) before tax	**317**	**(34)**	**82**	**222**	**49**	**65**	**(584)**
Finance costs - net	167	159	175	149	260	188	175
Share of (income) / loss of joint ventures	—	—	(2)	33	29	14	3
Income from operations	**484**	**125**	**255**	**404**	**338**	**267**	**(406)**
Depreciation and amortization	267	259	256	197	171	155	140
Impairment of assets	—	43	—	—	—	—	457
Restructuring costs	3	13	4	1	4	5	8
Unrealized losses / (gains) on derivatives	(35)	(16)	(33)	84	(57)	(71)	20
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	(1)	(1)	—	—	4	(3)	3
Losses / (gains) on pension plan amendments	32	2	(1)	(36)	(20)	—	5
Share based compensation costs	15	15	16	12	8	6	7
Metal price lag	(187)	8	46	—	(22)	(4)	34
Start-up and development costs	—	5	11	21	17	25	21
Manufacturing system and process transformation costs	—	—	—	—	2	5	11
Wise integration and acquisition costs	—	—	—	—	—	2	14
Wise one-time costs	—	—	—	—	—	20	38
Wise purchase price adjustment	—	—	—	—	—	(20)	—
Bowling Green one-time cost related to the acquisition	—	—	5	—	—	—	—
Losses / (gains) on disposal	3	4	3	(186)	3	10	5
Other	—	8	—	1	—	1	6
Adjusted EBITDA	**581**	**465**	**562**	**498**	**448**	**398**	**363**
P&ARP	344	291	273	243	204	204	186
A&T	111	106	204	152	146	118	118
AS&I	142	88	106	125	120	104	81
H&C	(16)	(20)	(21)	(22)	(22)	(28)	(22)
Adjusted EBITDA	**581**	**465**	**562**	**498**	**448**	**398**	**363**

Constellium
2022 Analyst Day 74

VAR Reconciliation As of December 31, (in millions of Euros) 2021 2020 2019 2018 2017 2016 2015 Revenue 6,152 4,883 5,907 5,686 5,237 4,743 5,153 Hedged cost of alloyed metal (3,685) (2,810) (3,541) (3,517) (3,149) (2,781) (3,215) Revenue from incidental activities (20) (20) (20) (17) (18) (21) (31) Metal price lag (186) 9 48 — (22) (4) 34 AB Settlement — — — — — 20 — VAR (A) 2,261 2,062 2,394 2,152 2,048 1,957 1,941 Adjusted EBITDA (B) 581 465 562 498 448 398 363 VAR margin (B) / (A) 25.7% 22.6% 23.5% 23.1% 21.9% 20.3% 18.7%

Free Cash Flow Reconciliation (in millions of Euros) Year ended December 31, 2021 2020 2019 2018 2017 2016 2015 Net cash flows from operating activities 357 334 447 66 160 88 368 Purchases of property, plant and equipment (232) (182) (271) (277) (276) (355) (350) Property, plant and equipment grants received 10 5 — — — — — Equity contributions and loans to joint ventures — — — (24) (41) (37) (34) Other investing activities — — (1) 10 23 11 6 Free Cash Flow 135 157 175 (225) (134) (293) (10)

Net Debt Reconciliation As of December 31, (in millions of Euros) 2021 2020 2019 2018 2017 2016 2015 Borrowings 2,129 2,391 2,361 2,151 2,127 2,468 2,233 Fair value of net debt derivatives,  net of margin calls (1) 42 6 9 32 (77) (47) Cash and cash equivalents (147) (439) (184) (164) (269) (347) (472) Cash pledged for issuance of guarantees — — — — (1) (9) (11) Net Debt 1,981 1,994 2,183 1,996 1,889 2,035 1,703 LTM Adjusted EBITDA 581 465 562 498 448 398 363 Leverage 3.4x 4.3x 3.9x 4.0x 4.2x 5.1x 4.7x

Reconciliation of Net Income to NOPAT and ROIC

(in millions of Euros)	Year ended December 31, 2021	2020	2019	2018	2017
Net income / (loss)	262	(17)	64	190	(31)
Income tax expense / (benefit)	55	(17)	18	32	80
Finance costs - net	167	159	175	149	260
Share of (income) / loss of joint ventures	-	-	(2)	33	29
Impairment of assets	-	43	-	-	-
Unrealized losses / (gains) on derivatives	(35)	(16)	(33)	84	(57)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities - net	(1)	(1)	-	-	4
Losses / (gains) on pension plan amendments	32	2	(1)	(36)	(20)
Share-based compensation costs	15	15	16	12	8
Metal price lag	(187)	8	46		(22)
Manufacturing system and process transformation costs	-	-	-	-	2
Bowling Green one-time cost related to the acquisition	-	-	5	-	-
Losses / (gains) on disposal	3	4	3	(186)	3
Other	-	8		1	-
Tax impact[1]	(76)	(47)	(70)	(66)	(65)
NOPAT (A)	**235**	**141**	**221**	**213**	**191**

	As of December 31, 2020	2019	2018	2017	2016
Intangible assets	61	70	70	68	79
PP&E, net	1,906	2,056	1,666	1,517	1,477
Trade receivables and other - current	406	474	587	419	355
Derecognized trade receivables[2]	398	463	446	473	566
Inventories	582	670	660	643	591
Trade payables and other - current	905	999	968	930	839
Provisions current portion	23	23	46	40	42
Income tax payable	20	14	8	11	13
Total Invested Capital (B)	**2,405**	**2,697**	**2,407**	**2,139**	**2,174**

	2021	2020	2019	2018	2017
NOPAT for fiscal year (A)	235	141	221	213	191
Total invested capital as of December 31 of prior year (B)	2,405	2,697	2,407	2,139	2,174
ROIC (A)/(B)	**9.8%**	**5.2%**	**9.2%**	**10.0%**	**8.8%**

(1) Tax impact on net operating profit computed using the Group's average statutory tax rate
(2) Trade receivables derecognized under our factoring agreements

Constellium
2022 Analyst Day
78